EXHIBIT 12

COMPUTATION RATIO OF EARNINGS TO FIXED CHARGES

Unit Corporation

Ratio of Earnings to Fixed Charges

The table below sets forth the ratios of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated. The ratios have been computed using the amounts for the Company and, its consolidated subsidiaries. Earnings available for fixed charges represent earnings from continuing operations before income taxes and fixed charges less income from investments accounted for by the equity method. Fixed charges represent interest incurred and guaranteed plus that portion of rental expense deemed to be the equivalent of interest.

	Nine months ended September 30, 2015		Fiscal years ended December 31,
(dollars in thousands)			2014		2013	2012		2011	2010
Income (loss) from continuing operations before income taxes		$(1,166,960)		$222,939	$301,469		$39,402	$319,002	$237,221
(Income) loss from equity investments		(18)		133	238		205	295	(69)
Distribution from equity investments		—		303	144		—	—	682
Interest expense		23,111		16,904	14,578		13,878	4,167	—
Amortization of capitalized interest	(3)	22,661	(3)	5,454	3,080	(3)	4,922	1,654	1,145
Amortization of bond discount		371		467	437		259	—	—

Earnings		$(1,120,835)		$246,200	$319,946		$58,666	$325,118	$238,979

Fixed charges(1):
Interest expense		$23,111		$16,904	$14,578		$13,878	$4,167	$—
Capitalized interest		16,573		32,246	33,670		18,867	11,478	4,526
Amortization of bond discount		371		467	437		259	—	—

Total fixed charges		$40,055		$49,617	$48,685		$33,004	$15,645	$4,526

Ratio of earnings to fixed charges(2)	(4)	—		5.0x	6.6x		1.8x	20.8x	52.8x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act
(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.
(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.
(4)	Earnings for the nine months ended September 30, 2015 were insufficient to cover fixed charges by $1.2 billion.

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